[Mimbres Valley Farmers Association, Inc. letterhead]



                          June 15, 1996



All Mimbres Valley Farmers
  Association Shareholders

     Re:  June 3 Tender Offer

Dear Shareholder:

     As you may know, a tender offer dated June 3, 1996 (the "Tender Offer") has been made for all outstanding stock of Mimbres Valley Farmers Association, Inc. ("Farmers"). The persons making the tender offer (the "Bidders") are John Brownfield, John Keck, J.W. Donaldson, Jr., Frederick H. Sherman, Kenny Stevens, Harold Morrow, and others. Mr. Brownfield and Mr. Donaldson are current directors of Farmers, but have voluntarily abstained from any discussions or votes of the Farmers board of directors (the "Board") concerning the Tender Offer. To that extent, this letter is presumed to not reflect their views, but instead reflects the opinions and determinations of all five of the remainder of the directors. Mr. Morrow is a principal in Morrow & Company, Farmers' auditor for the past eleven years, which delivered its resignation to Farmers on June 4, 1996 without any advance notice.

     Under the terms of the Tender Offer, the Bidders are offering $50.00 per share. The period during which shares may be tendered to the Bidders expires on July 1, 1996. In other words, the tender period provided in the Tender Offer is twenty business days, which is the minimum period that a tender offer must be held open under applicable federal law (Rule 14e-1(a) of the Securities and Exchange Commission (the "SEC")).

     Federal law (SEC Rule 14e-2) also requires that a company that is subject to a tender offer publish, send or give to its shareholders, no later than ten business days from the date of the tender offer, a statement that the company "(1) recommends acceptance or rejection of the bidder's tender offer, (2) expresses no opinion and is remaining neutral toward the bidder's tender offer, or (3) is unable to take a position with respect to the bidder's tender offer". In addition, the board of directors of Farmers (the "Board") has also been advised by its attorneys that it has a duty under state law to evaluate the Tender Offer objectively, and, after making all reasonable inquiry, to communicate its recommendations, if any, to the shareholders.

     In light of all information available to the Board at this time, the Board recommends rejection of the Tender Offer.

     The Board has, on the advice of its legal counsel, retained an independent accounting firm to do a formal appraisal of the worth of Farmers (and, by extension, the worth of the Farmers stock).
The firm that has been retained is Rogoff, Diamond & Walker LLP, certified public accountants, of Albuquerque ("Rogoff"). Rogoff has told the Board that a proper appraisal may require over 30 days to complete, because of its lack of previous knowledge about Farmers and the diversity of retail businesses in which Farmers is engaged. Nevertheless, Rogoff has done a very preliminary review, and based on that preliminary review has offered the following comments that the Board believes to be material.

     Initially, Rogoff notes that "[a]ssuming that [Farmers] assets could be disposed of at least at net book value", the net proceeds would be "approximately $200 per share". On the other hand, Rogoff also states that "[t]ypically, on-going businesses are valued based on earnings or cash flows rather than net book value". Rogoff's preliminary range of estimated value using an earnings based method is $116 to $188 per share. Rogoff's preliminary conclusion, therefore, is that "the tender offer of $50 per share is far below what the shareholders could expect to realize if the company is either liquidated or continued to operate." Based on this information, the Board believes that the tender price may be significantly lower than the actual value of the company.

     Nevertheless, Rogoff emphasizes that its conclusions are limited by the information it has at hand and by the very short time it has had to review such information. Rogoff notes that the appraisal will require a thorough investigation of Farmers, and that its preliminary conclusions may be significantly adjusted after it has obtained and has carefully analyzed all necessary information, including, among other things, the factors cited in the Tender Offer as limiting Farmers' future return (for example, the opening of "Peppers" as a new competitor).

     In view of all the circumstances, including the unexpected resignation of Morrow & Company, the Board believes that the interests of Farmers shareholders would be best served by an extension of the tender period sufficient to allow completion of the appraisal and the communication of the appraisal's conclusions to the shareholders, plus several additional days to allow the shareholders time to decide whether or not to tender their shares to the bidder in light of the information provided by the appraisal. The Board has sent a request to the Bidders to voluntarily agree to such an extension. If the Bidders will not agree to the extension, it is the Board's intention to seek a court order requiring an extension, in addition to other injunctive relief. If the Board is successful in obtaining such an extension, either voluntarily or through a court order, the Board will send notice of the new tender period to the shareholders no later than June 24, 1996. If the Board fails to obtain an extension of the tender period, it will send notice of such failure to the shareholders, together with any relevant additional information on the value of Farmers that the Board has at that time, also not later than June 24, 1996.

     In the Tender Offer, the Bidders cite several proposed reforms that they feel should be adopted in order to improve the financial health of Farmers and advance the interests of the shareholders. The Board believes that the proposed reforms, as well as the long-standing Farmers philosophy of not seeking to maximize profits, are entirely appropriate subjects for shareholder discussion and decision. To the best of the Board's knowledge, however, none of the Bidders have ever sought to place these proposals before the shareholders for their consideration, and none of the Bidders have every formally presented proposals for such reforms to the Board for the consideration of the directors. The Board is completely willing to consider any reforms that may be necessary or desirable for the continued success of Farmers, but believes that those reforms should only be implemented after full and open discussion by all interested shareholders.

     The Tender Offer raises questions about the financial soundness of Farmers. The Board believes that Farmers is financially sound, and that in any event any such questions will be best answered by the appraisal being prepared by Rogoff. The Board notes that at the most recent meeting of the Board with Mr. Morrow prior to his resignation, Mr. Morrow did not indicate any material concern about the financial soundness of Farmers. In addition, Rogoff's preliminary review has not revealed any items of immediate concern to that firm.

                         Very truly yours,

                         MIMBRES VALLEY FARMERS ASSOCIATION, INC.



                         By: James E. Keeler
                           James E. Keeler
                           Chairman of the Board of Directors